FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  17 June, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company dated 17 June, 2004






                          BALTIMORE TECHNOLOGIES PLC

London, UK - 17 June 2004: The Company received notification on the 17 June 2004 that pursuant to the agreement notified to the Company under section 204 of the Companies Act 1985, details of which have been previously announced, that Acquisitor Holdings (Bermuda) Ltd purchased 150,000 ordinary shares in the Company on 15 June 2004.

On 17 June 2004, in fulfilment of the obligation of disclosure under sections 198 to 202 Companies Act 1985, the company received notification that Acquisitor Holdings (Bermuda) Ltd is now interested in 13,020,150 ordinary shares representing approximately 24.21% based on the issued ordinary share capital being 53,787,503 as per the Annual Return of Baltimore Technologies plc made up to 6.9.2003.

In addition, the Company has also received notification on the 17 June 2004 that pursuant to the Agreement, Acquisitor Holdings (Bermuda) Ltd purchased 160,000 ordinary shares in the Company on 16 June 2004.

                                    - ENDS -
For further information:
Baltimore Technologies plc
Alfredo Goyanes
01442 342 823

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 17 June, 2004